Mail Stop 3561

									January 3, 2006


Via US Mail and Facsimile

Mr. Sam L. Henry
Chief Financial Officer
Elamex, S.A. DE C.V.
1800 Northwestern Drive
El Paso, TX   79912

		Re:	Elamex, S.A. DE C.V.
			Form 10-K for the fiscal year ended December 31,
2004
			Form 10-Q for the quarterly period ended March 31,
2005
			File No. 000-27992

Dear Mr. Henry:

		We have reviewed your amendments filed December 9, 2005 and
December 13, 2005 to your Form 10-K in response to our comment letters and we have the following additional comments.

Form 10-K for the fiscal year ended December 31, 2004, as amended

1. We note you have included Note 1 to the consolidated financial statements as revised to reflect the differences in amounts
originally reported for Qualcore for 2003 and 2004.   Please file
an
amendment in accordance with Rule 12b-15 of the Exchange Act including the complete text of each item as amended. In this regard, please include Item 8, Financial Statements and Supplementary Data, in its entirety in an amended filing.

2. You disclose in the explanatory note that the previously reported financial results of Elamex are not affected by the changes to the Qualcore amounts. Please tell us what factors you considered in determining that it was not probable that the Company would be liable for its share of the guarantee under the lease agreement for the building in Celaya, Mexico. In this regard, we note that as of December 31, 2004 Qualcore reported an accumulated deficit for both
2003 and 2004, reported a net loss for 2002, 2003, and 2004, was in default under its bank financing, and was not current in its rental payments.


      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

Sincerely,



Michael Moran
Branch Chief

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Mr. Sam L. Henry
Elamex, S.A. DE C.V.
January 3, 2006
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